UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009
or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File No. 1-8968

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ANADARKO EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ANADARKO PETROLEUM CORPORATION

1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

(832) 636-1000

ANADARKO EMPLOYEE SAVINGS PLAN

INDEX

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm	-

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits, December 31, 2009 and 2008	-
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2009	-
Notes to Financial Statements	-

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2009	-

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

EXHIBIT

Exhibit Index	-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative and Investment Committee
Anadarko Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Anadarko Employee Savings Plan (the Plan), as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Anadarko Employee Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
June 22, 2010

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31

thousands	2009	2008

Assets
Investments, at fair value
Anadarko Petroleum Corporation common stock	$275,708	$206,094
Mutual funds	521,149	335,086
Common/collective trust fund	212,797	197,764
Money market investments	4,979	4,039

	1,014,633	742,983
Participant loans	10,241	8,511

	1,024,874	751,494

Other assets, including receivables	1,124	1,047

Total assets	1,025,998	752,541

Liabilities
Due to broker for securities purchased	106	119

Total liabilities	106	119

Net assets reflecting investments at fair value	1,025,892	752,422

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,673	8,025

Net Assets Available For Benefits	$1,028,565	$760,447

See accompanying notes to financial statements.

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2009

thousands
Additions to Net Assets Attributed to:
Investment income
Net appreciation in fair value of investments	$224,365
Dividends	12,614
Interest	4,358
Interest income on participant loans	608

Total investment income	241,945

Contributions
Employer	33,495
Participant	48,997
Participant rollover	2,080

Total contributions	84,572

Total additions	326,517

Deductions from Net Assets Attributed to:
Benefits paid to participants	58,294
Administrative and participant investment advisory expenses	105

Total deductions	58,399

Net Increase in Net Assets Available for Benefits During the Year	268,118

Net Assets Available for Benefits at Beginning of Year	760,447

Net Assets Available for Benefits at End of Year	$1,028,565

See accompanying notes to financial statements.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2009

1.  Description of the Plan

General    The Anadarko Employee Savings Plan (Plan) is sponsored by Anadarko Petroleum Corporation (the Company or Employer) and was last amended December 29, 2009. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The administrator and named fiduciary of the Plan is the Administrative and Investment Committee. The assets of the Plan are held by Fidelity Management Trust Company (Fidelity or Trustee). The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

       The purpose of the Plan is to assist employees in accumulating retirement savings and to encourage employees to remain employed by the Company, and certain of its subsidiaries and affiliates. The Plan has been adopted exclusively to provide benefits for employees eligible to participate in the Plan (Participants) and their beneficiaries. The assets of the trust fund (Trust) established pursuant to the Plan to hold contributions of Participants and the Company and earnings thereon may only be used to provide such employee benefits and bear reasonable expenses of administering the Plan.

       The Plan is a defined-contribution plan that is qualified under Section 401 of the Internal Revenue Code of 1986, as amended (Code), as more fully discussed in Note 8. All regular employees of the Company included on its United States payroll records are eligible to participate in the Plan upon employment.

Contributions and Vesting    Contributions may be made to the Plan by the Participants, if they elect to do so, and by the Company. Participants may make elective contributions as well as rollover contributions from other qualified benefit plans. Employer contributions may include matching contributions (to match a portion of the Participants' elective contributions), Personal Wealth Account (PWA) contributions, and profit-sharing contributions. All contributions are subject to certain limitations as provided in the Code.

Participant Elective and Employer Matching Contributions - The Plan allows Participant contributions up to 30% of compensation which includes base salary or wages, as well as overtime and certain incentive bonuses (excluding front-end bonuses and other special payments). Participants may contribute on a pre-tax, after-tax and/or Roth 401(k) basis. Participants who are age 50 or older by the end of the calendar year may be eligible to make additional catch-up contributions on a pre-tax and/or Roth 401(k) basis. The Company matches 100% of a Participant's elective contributions up to a maximum of 6% of such Participant's compensation. Active Participants in the Plan are immediately vested in their own contributions and Company matching contributions. Pursuant to the vesting schedule in effect prior to October 12, 2006, Participants who terminated employment prior to that date but have not yet withdrawn their balances will forfeit, after five years of separation of service or upon withdrawal, if earlier, any non-vested portion of their account balance arising from Company matching contributions and earnings thereon. Such forfeited balances may be restored if the separated participant resumes employment with the Company and other relevant conditions are satisfied.

Other Employer Contributions - In addition to matching elective contributions made by Participants, the Company may elect to make a profit-sharing contribution to the Plan. Participants become vested in Employer profit-sharing contributions credited to their accounts, if any, and earnings thereon ratably, upon each anniversary of active service, at the rate of one third annually. No such contribution was approved by the Company for 2009.

       Following establishment of the PWA feature effective January 1, 2008, the Company has been making PWA contributions to eligible Participants' accounts. Generally, Company employees eligible to participate in the Plan, but not eligible to participate in the final-average pay benefit program under the qualified defined benefit plans sponsored by the Company and its subsidiaries, are eligible to receive PWA contributions to the Plan, even if they choose not to make Participant elective contributions. Such PWA contributions equal 4% of eligible compensation paid during each payroll period. Participants are not vested in Employer PWA contributions credited to their accounts and earnings thereon until they achieve three years of active service, at which time they become fully vested in such balances.

Benefits Paid to Participants    Benefit distributions are made in lump-sum payments subsequent to termination of employment and as directed by the Participant. While employed, a Participant may make withdrawals from his or her Employer or employee contribution accounts (as allowed under IRS regulations), subject to certain restrictions described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a Participant demonstrates a financial hardship. The Plan requires automatic payout of account balances less than $1,000 upon termination of employment.

Forfeitures    Participants who terminate employment prior to becoming 100% vested forfeit any non-vested Company contributions. Forfeitures do not affect net assets of the Plan but may be used to restore Participant account balances required to be reinstated during the Plan year, to pay administrative expenses of the Plan, or to reduce Company matching contributions. The forfeiture account balance as of December 31, 2009 and 2008 was $1.3 million and $1.1 million, respectively. In 2009, no employee forfeitures were utilized to reduce Employer matching contributions. In May 2010, forfeitures of $574,792 were used to restore account balances of certain participants of a qualified plan that merged with and into the Plan in 2006. Remaining forfeitures are expected to be applied by the end of June 2010 to reduce Employer matching contributions.

Plan Termination    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their accounts.

Participant Accounts    All employee and Employer contributions are allocated to Participants' accounts and are invested in accordance with the Participants' investment elections. Participants, or their appointed delegates, may designate the manner in which all employee and Employer contributions are invested. In addition to the Anadarko Petroleum Corporation common stock fund (Stock Fund), the Plan currently offers Participants a common/collective trust fund and a variety of mutual funds as investment options. Invested funds of Participants, including Employer contributions and accumulated earnings thereon, may be transferred between investment options at the election of the Participant, subject to certain mutual fund restrictions and other fees, such as short-term trading fees.

Stock Fund    The Stock Fund is a unitized fund, measured in units rather than shares, which holds Anadarko Petroleum Corporation common stock (Company Stock), as well as cash and cash equivalents. In the event that trading transactions on any given day exceed the cash position of the Stock Fund, the Trust has arranged to utilize a line of credit to facilitate the purchasing activity. At December 31, 2009 and 2008, there were no outstanding balances related to this line of credit.

Participant Loans    The amount of a Participant's loan may not be greater than the lesser of a) 50% of the Participant's vested account balance, or b) $50,000 less the highest outstanding loan balance for the previous 12-month period. Loan terms range from 6 months to a currently permitted maximum term of 5 years. Outstanding loans with a remaining term exceeding 5 years relate to principal-residence loans that were permitted by provisions of a qualified plan that was previously merged with and into the Plan. The loans are secured by the balance in the Participant's account and bear interest at a fixed rate for the life of the loan, calculated as the prime interest rate plus 1% as reported by Reuters on the first business day of the quarter preceding the date the loan was processed. At December 31, 2009, interest rates for outstanding loans ranged from 4.25% to 9.75%. Principal and interest payments are funded through payroll deductions.

2.  Summary of Significant Accounting Policies

Basis of Presentation    The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates    In preparing financial statements in accordance with accounting principles generally accepted in the United States, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amount of changes in the assets and liabilities during the period. Changes in facts and circumstances or discovery of new information may result in revised estimates and actual results may differ from these estimates, including estimates of fair value of the Plan's investments, which may differ at a given point in time depending on the valuation method applied.

Payment of Distributions    Distributions to Participants are recorded when paid.

Changes in Accounting Principles    The Plan adopted a new standard on subsequent events, effective April 1, 2009. The standard defines subsequent events as either recognized subsequent events (events that provide additional evidence about conditions at the balance sheet date) or nonrecognized subsequent events (events that provide evidence about conditions that arose after the balance sheet date). Recognized subsequent events are recorded in the financial statements for the current period presented, while nonrecognized subsequent events are not. Both types of subsequent events require disclosure in the financial statements if nondisclosure of such events causes the financial statements to be misleading. The adoption of this standard had no impact on the financial statements of the Plan. The Plan evaluates subsequent events through the date its financial statements are issued.

Expenses    Certain administrative and investment expenses specific to Participant transactions, such as loan initiation and maintenance fees and processing fees for certain withdrawals, are deducted from the requesting Participant's account. All trustee fees and other expenses incident to the administration of the Plan may be paid by the Company and, if not paid by the Company, shall be paid by the Plan. The Company elected to pay certain 2009 legal, audit, and Participant investment advisory costs for the Plan and presently intends to continue to do so, although the Company can at its discretion discontinue this practice.

Participant Loans    Participant loans are recorded at amortized cost.

Income Recognition and Valuation of Investments    Securities transactions are recorded on a trade-date basis. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Interest income is recognized on an accrual basis.

       Except as indicated below, securities held by the Plan are valued at fair value, and the increase or decrease in the value of securities held, as well as other investment earnings, are allocated to the Participants' accounts.

       The fair value of common stock and mutual funds held by the Plan is based on quoted market prices, which, for mutual funds, represent the net asset value per share. The fair value of the money market investments held by the Plan is equal to its stated cost.

       The Fidelity Managed Income Portfolio II (MIP) is a common/collective trust fund that invests primarily in fixed-income securities and cash equivalents and enters into guaranteed investment contracts (GICs). The MIP is a stable-value investment, in that it uses its best efforts to maintain (but does not guarantee) a stable net asset value of $1.00 per unit. The MIP trust is currently considered to be a fully benefit-responsive investment, which means that it is designed to pay unitholder-initiated transactions at contract value, representing the cost of the Plan's investment in MIP, plus accrued interest. The fair value of the Plan's investment in MIP units may be higher or lower than its contract value, and is estimated by reference to the aggregate fair value of the investment portfolio and the GIC contracts held by MIP. Since the MIP represents a fully benefit-responsive investment, the accompanying statement of net assets available for benefits presents the Plan's investment in MIP at its estimated fair value, further adjusted to its contract value, the value at which the Plan Participants transact with MIP. However, the Plan's continuing ability to transact with MIP at contract value may be restricted or limited upon occurrence of certain Plan-level events or with respect to transactions not initiated by the Plan Participants, such as Plan Sponsor decision to withdraw the Plan's offering of the MIP as an investment option and full withdrawal of all invested balances from the MIP. The Plan does not currently consider any such conditions or events to be probable of occurring.

       The Plan's valuation methods are appropriate and consistent with other market participants; however, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date than the one reported in the accompanying financial statements.

3.  Investments

       The following table sets forth investments as of December 31, 2009 and 2008 that represent 5% or more of the Plan's net assets available for benefits.

	December 31
thousands	2009	2008

Anadarko Petroleum Corporation common stock	$275,708	$206,094
Fidelity Managed Income Portfolio II Class 3 (contract value of $215,470 at December 31, 2009 and $205,789 at December 31, 2008)	212,797	197,764
PIMCO Total Return Institutional Class	83,044	40,317
American Funds EuroPacific Growth Fund Class R5	57,142	* 26,236
Fidelity Spartan 500 Index Investor Class	55,555	* 31,436
Fidelity Balanced Class K	* 48,912	41,056

* Less than 5% of net assets available for benefits

       Company Stock represents approximately 27% of the net assets available for benefits of the Plan as of December 31, 2009 and 2008.

       During the year ended December 31, 2009, the fair value of the Plan's investments in common stock and mutual funds appreciated as follows:

thousands
Net appreciation of Anadarko Petroleum Corporation common stock	$117,499
Net appreciation in fair value of mutual funds	106,866

Net appreciation in fair value of investments in common stock and mutual funds	$224,365

4.  Risks and Uncertainties

       Investment options offered by the Plan may include investments in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

       The Plan, at the direction of the Participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits. Net assets available for benefits are particularly sensitive to changes in value of investments that represent a relatively high proportion of total investments, such as Company Stock. As of June 18, 2010, the per-share value of Company Stock declined approximately 32% since December 31, 2009.

5.  Fair Value

       Fair value is defined as the price that would be received to sell an asset or price paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard characterizes inputs used in determining fair value according to a hierarchy that prioritizes those inputs based upon the degree to which they are observable. The three levels of the fair-value-measurement hierarchy are as follows:

Level 1 - inputs represent quoted prices in active markets for identical assets or liabilities.

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (for example, quoted market prices for similar assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets not considered to be active, inputs other than quoted prices that are observable for the asset or liability, or market-corroborated inputs).

Level 3 - inputs that are not observable from objective sources, such as the Company's internally developed assumptions about market participant assumptions used in pricing an asset or liability.

       The following tables set forth, by level within the fair-value hierarchy and asset category, the fair value of the Plan's investments in common stock, a common/collective trust fund, mutual funds, and a money market fund at December 31, 2009 and 2008:

	December 31, 2009
thousands	Level 1	Level 2	Level 3

Equity Securities:
Common Stock
Anadarko Petroleum Corporation common stock	$275,708	$-	$-
Common/Collective Trust Funds
Stable Value Fund	-	212,797	-
Mutual Funds
U.S. Large-Cap Equity Funds	178,846	-	-
International Equity Funds	87,919	-	-
Blended Funds	87,158	-	-
Fixed Income Funds	83,044	-	-
U.S. Mid-Cap Equity Funds	57,726	-	-
U.S. Small-Cap Equity Funds	26,456	-	-
Short-Term Investment Funds
Money Market Fund	4,979	-	-

Total	$801,836	$212,797	$-

	December 31, 2008
thousands	Level 1	Level 2	Level 3

Equity Securities:
Common Stock
Anadarko Petroleum Corporation common stock	$206,094	$-	$-
Common/Collective Trust Funds
Stable Value Fund	-	197,764	-
Mutual Funds
U.S. Large-Cap Equity Funds	120,358	-	-
International Equity Funds	50,375	-	-
Blended Funds	67,872	-	-
Fixed Income Funds	40,317	-	-
U.S. Mid-Cap Equity Funds	34,401	-	-
U.S. Small-Cap Equity Funds	21,763	-	-
Short-Term Investment Funds
Money Market Fund	4,039	-	-

Total	$545,219	$197,764	$-

       Investments in securities traded in active markets are measured based on quoted prices and are included as Level 1 measurements in the table above. Fair value of the stable-value MIP investment categorized as Level 2 measurement is estimated using the net asset value of the fund, which is based upon the fair value of the underlying assets, some of which are traded in active markets and have quoted market prices, while others may be valued by reference to securities with similar characteristics that are traded in active markets, or by using a discounted cash flow model. MIP units themselves are not traded in active markets at their estimated fair values, but rather current transactions are executed in contract value, as discussed in Note 2.

6.  Voting Rights

       Each Participant is entitled to exercise voting rights attributable to the shares of Company Stock allocated to their accounts and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a Participant.

7.  Party-In-Interest Transactions

       Certain Plan investments are in mutual funds, money market funds and a common/collective trust fund managed by Fidelity. Because the Plan pays certain fees to Fidelity, and Fidelity is the Trustee of the Plan, these transactions qualify as party-in-interest. Additionally, since the Company is the Plan sponsor, the Company's payment of certain administrative expenses on behalf of the Plan and the Plan's investment in Company Stock constitute party-in-interest transactions. These are exempt party-in-interest transactions under ERISA.

8.  Tax Status

       The Company received a favorable determination letter dated April 14, 2003 from the IRS stating that: a) the Plan and amendments to the Plan executed in February 2002 and December 2000 satisfy the requirements of Section 401(a) of the Code, thereby exempting the Trust from federal income tax under Section 501(a) of the Code, and b) the provisions of the Plan regarding tax-deferred contributions constitute a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. The Plan has adopted amendments subsequent to those covered by the determination letter. On January 30, 2009, the Company submitted the Plan, as amended, to the IRS for a determination letter in accordance with Revenue Procedure 2007-44. This determination letter has not been received as of June 22, 2010. The Company and the Plan's Administrative and Investment Committee believe that the Plan, as designed and operated, is in compliance with the applicable provisions of the Code.

       During 2009, the Company identified approximately $1 million in operational errors related to certain distributions made in 2008 and 2007. On behalf of the Plan, the Company has requested the IRS issue a compliance statement for the Plan under the Voluntary Correction Program with Service Approval component of the Employee Plans Compliance Resolution System, as described in Revenue Procedure 2008-50. This compliance statement has not been received as of June 22, 2010. Other operational errors related to forfeitures were also identified during 2010. It is expected that the final correction of these errors will not have a material effect on the Plan's financial statements as a whole, nor will they affect the continuing qualification of the Plan under Section 401(a) of the Code.

9.  Reconciliation of Financial Statements to Form 5500

       Fully benefit-responsive investment contracts are reported on the Form 5500 at fair value, different from the contract value at which they are reported in the accompanying financial statements. Distributions pending at year end from the Plan have not reduced net assets available for benefits in the financial statements.

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
thousands	2009	2008

Net assets available for benefits per the financial statements	$1,028,565	$760,447
Less: distributions pending at year end	-	(6)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,673)	(8,025)

Net assets available for benefits per the Form 5500	$1,025,892	$752,416

       The following is a reconciliation of investment income for the year ended December 31, 2009 per the financial statements to the Form 5500:

thousands

Total investment income per the financial statements	$241,945
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Add: December 31, 2008	8,025
Less: December 31, 2009	(2,673)

Total investment income per the Form 5500	$247,297

       The following is a reconciliation of benefits paid to Participants for the year ended December 31, 2009 per the financial statements to the Form 5500:

thousands

Total benefits paid to Participants per the financial statements	$58,294
Less: distributions pending at December 31, 2008	(6)

Total benefits paid per the Form 5500	$58,288

ANADARKO EMPLOYEE SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

thousands		Current
Identity of Issue / Description		Value

*	Anadarko Petroleum Corporation common stock (APC)	$275,708

Mutual Funds
	Baron Growth Retail Class (BGRFX)	9,813
	PIMCO Total Return Institutional Class (PTTRX)	83,044
	Wells Fargo Advantage Small Cap Value Institutional Class (WFSVX)	17,557
	Vanguard Value Index Investor Class (VIVAX)	8,568
	Columbia Small Cap Core Class Z (SMCEX)	4,579
	Perkins Mid Cap Value Class T (JMCVX)	10,050
	American Funds EuroPacific Growth Fund Class R5 (RERFX)	57,142
	American Funds The Growth of America Class R5 (RGAFX)	35,051
	Davis NY Venture Class Y (DNVYX)	7,590
	American Beacon Large Cap Value Institutional Class (AADEX)	29,689
	Hartford Small Company Class Y (HSCYX)	1,531
	Pacific Capital Small Cap Class Y (PSCYX)	2,789
*	Fidelity Freedom Income (FFFAX)	3,843
*	Fidelity Freedom 2000 (FFFBX)	440
*	Fidelity Freedom 2005 (FFFVX)	103
*	Fidelity Freedom 2010 (FFFCX)	4,120
*	Fidelity Freedom 2015 (FFVFX)	2,231
*	Fidelity Freedom 2020 (FFFDX)	9,711
*	Fidelity Freedom 2025 (FFTWX)	2,535
*	Fidelity Freedom 2030 (FFFEX)	4,968
*	Fidelity Freedom 2035 (FFTHX)	2,147
*	Fidelity Freedom 2040 (FFFFX)	4,379
*	Fidelity Freedom 2045 (FFFGX)	1,682
*	Fidelity Freedom 2050 (FFFHX)	2,086
*	Fidelity Spartan Total Market Index Investor Class (FSTMX)	5,828
*	Fidelity Spartan Extended Market Index Investor Class (FSEMX)	10,342
*	Fidelity Spartan 500 Index Investor Class (FUSEX)	55,555
*	Fidelity Balanced Class K (FBAKX)	48,912
*	Fidelity Contrafund Class K (FCNKX)	14,672
*	Fidelity Diversified International Class K (FDIKX)	30,777
*	Fidelity Growth Company Class K (FGCKX)	21,894
*	Fidelity Mid-Cap Stock Class K (FKMCX)	27,521

Total Mutual Funds		521,149

Common/Collective Trust Funds
*	Fidelity Managed Income Portfolio II Class 3	212,797

Total Common/Collective Trust Funds		212,797

Money Market Investments
*	Fidelity Institutional Cash Portfolio	4,979

Total Money Market Investments		4,979

*	Participant Loans (varying maturity dates and interest rates ranging
	from 4.25% to 9.75%)	10,241

Total		$1,024,874

* Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

The following documents are filed as part of this report:

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative and Investment Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ANADARKO EMPLOYEE SAVINGS PLAN

June 22, 2010	By:	/s/ M. CATHY DOUGLAS

M. Cathy Douglas, Anadarko Petroleum Corporation, Vice President and Chief Accounting Officer